Exhibit 99.6

CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, as the Co-Chief Executive Officer and Chief Financial Officer of Veris Gold Corp., certifies that, to the best of his knowledge and belief, the annual report on Form 40-F for the fiscal year ended December 31, 2012, which accompanies this certification, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of Veris Gold Corp. at the dates and for the periods indicated. The foregoing certification is made pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350) and shall not be relied upon for any other purpose. The undersigned expressly disclaims any obligation to update the foregoing certification except as required by law.

Date: March 28, 2013

/s/ Shaun Heinrichs
Shaun Heinrichs
Co-Chief Executive Officer and Chief Financial Officer